VITA IMAGING INC.

Financial Statements and Independent Auditor's Report

December 31, 2024 and 2023

VITA IMAGING INC.
TABLE OF CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements as of December 31, 2024 and 2023 and for the years then ended:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity/(Deficit)	5
Statements of Cash Flows	6
Notes to the Financial Statements	7

To the Board of Directors of
Vita Imaging Inc.
San Jose, CA

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Vita Imaging Inc. (the "Company") which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not yet generated revenues or profits, has sustained net losses of $1,106,278 and $1,624,936 for the years ended December 31, 2024 and 2023, respectively, and has negative cash flows from operations. As of December 31, 2024, the Company had an accumulated deficit of $5,470,276 and a working capital deficit of $193,312. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 7, 2025

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VITA IMAGING INC.
BALANCE SHEETS
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,261	$ 121,086
Inventory	492,069	330,081
Escrow receivable	17,547	45,364
Deposits	5,149	-
Total current assets	547,026	496,531
Non-current assets:		
Property and equipment, net	24,862	21,964
Deposits	-	5,149
Operating lease right-of-use asset	11,488	-
Intangible assets, net	-	11,145
Total non-current assets	36,350	38,258
TOTAL ASSETS	$ 583,376	$ 534,788
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current liabilities:		
Accounts payable	$ 162,070	$ 262,193
Accrued expenses	486,506	309,089
Operating lease liability	11,585	-
Loan payable, related party	-	1,095,589
Accrued interest, related party	80,177	42,401
Total current liabilities	740,338	1,709,272
Noncurrent liabilities:		
Loan payable, related party	1,495,589	-
Total noncurrent liabilities	1,495,589	-
Total liabilities	2,235,927	1,709,272
Stockholders' equity/(deficit):		
Series A preferred stock, $0.0001 par value, 2,500,000 shares authorized 1,007,500 shares issued and outstanding as of both December 31, 2024 and 2023; liquidation preference of $2,015,000 as of both December 31, 2024 and 2023	101	101
Common stock, $0.0001 par value, 10,000,000 shares authorized, 6,321,179 and 6,159,522 shares issued and outstanding as of December 31, 2024 and 2023, respectively	632	616
Additional paid-in capital	3,816,992	3,188,797
Accumulated deficit	(5,470,276)	(4,363,998)
Total stockholders' equity/(deficit)	(1,652,551)	(1,174,484)
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY/(DEFICIT)	$ 583,376	$ 534,788

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	2024	2023
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	660,146	626,725
Research and development	468,261	971,039
Total operating expenses	1,128,407	1,597,764
Loss from operations	(1,128,407)	(1,597,764)
Other income/(expense):		
Gain on recovery of reimbursable expenses	60,676	-
Interest expense, related party	(38,547)	(27,172)
Total other income/(expense)	22,129	(27,172)
Provision for income taxes	-	-
Net loss	$ (1,106,278)	$ (1,624,936)
Weighted average common stock outstanding - basic and diluted	6,236,735	6,079,761
Net loss per share - basic and diluted	$ (0.18)	$ (0.27)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2024 and 2023

	Series A Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity/(Deficit)
Balances at December 31, 2022	837,500	$ 84	6,000,000	$ 600	$ 2,111,668	$ (2,739,062)	$ (626,711)
Issuance of preferred stock for proceeds	170,000	18	-	-	339,983	-	340,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	159,522	16	716,015	-	716,030
Stock-based compensation	-	-	-	-	21,132	-	21,132
Net loss	-	-	-	-	-	(1,624,936)	(1,624,936)
Balances at December 31, 2023	1,007,500	$ 101	6,159,522	$ 616	$ 3,188,797	$ (4,363,998)	$ (1,174,483)
Issuance of common stock pursuant to Regulation CF offering, net of offering costs	-	-	161,657	16	596,523	-	596,539
Stock based compensation	-	-	-	-	31,672	-	31,672
Net loss	-	-	-	-	-	(1,106,278)	(1,106,278)
Balances at December 31, 2024	1,007,500	$ 101	6,321,179	$ 632	$ 3,816,992	$ (5,470,276)	$ (1,652,551)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

VITA IMAGING INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

		2024		2023
Cash flows from operating activities:				
Net loss	$	(1,106,278)	$	(1,624,936)
Adjustments to reconcile net loss to net cash used in operating activities:				
Amortization		11,145		36,000
Depreciation		6,771		5,969
Stock-based compensation		31,672		21,132
Amortization of operating lease right-of-use asset		26,230		-
Changes in operating assets and liabilities:				
Inventory (increase)/decrease		(161,988)		(217,225)
Accounts payable increase/(decrease)		(100,123)		31,769
Accrued expenses increase/(decrease)		177,417		270,012
Operating lease liability increase/(decrease)		(26,132)		-
Accrued interest, related party increase/(decrease)		37,774		25,693
Net cash used in operating activities		(1,103,512)		(1,451,586)
Cash flows from investing activities:				
Purchase of property and equipment		(9,669)		(4,284)
Deposits		-		94,722
Net cash provided by/(used in) investing activities		(9,669)		90,438
Cash flows from financing activities:				
Proceeds from loan payable, related party		400,000		450,000
Issuance of preferred stock for proceeds		-		340,000
Issuance of common stock pursuant to Regulation CF offering, net of offering costs and escrow receivable		578,992		670,666
Collection of escrow receivable		45,364		-
Stock payable		-		(25,000)
Net cash provided by financing activities		1,024,356		1,435,666
Net change in cash and cash equivalents		(88,825)		74,518
Cash and cash equivalents at beginning of year		121,086		46,568
Cash and cash equivalents at end of year	$	32,261	$	121,086
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	771	$	1,478
Supplemental disclosure of non-cash operating activities				
Recognition of operating lease right-of-use asset	$	37,717	$	-
Lease liability arising from obtaining operating lease right-of-use asset	$	37,717	$	-
Supplemental disclosure of non-cash financing activities				
Broker compensation	$	9,284	$	23,975

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Vita Imaging Inc. (the "Company") is a corporation formed on March 14, 2019 under the laws of Delaware. The Company is a medical device company that is developing technology that focuses on the early detection of pre-cancer and malignant tumors. The Company is headquartered in San Jose, California.

As of December 31, 2024, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, research and development, and capital raising efforts. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of assets from acquisition, common stock, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties, including but not limited to, the need for protection of proprietary technology of its product, dependence on key personnel, the cost of services provided by third parties and the need to obtain additional funds through the sale of its common and preferred stock. The Company has not generated revenues and has not been granted a license or been approved by regulatory authorities to produce and sell its product. There is no assurance that this approval will be given or obtained.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various

operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to an unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2024 and 2023, all the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory consists of device materials, and includes products acquired pursuant to an asset purchase agreement in 2019. The inventory was recorded at its estimated fair value at the time of acquisition, which was less than the historical cost. Inventory is valued at the lower of cost or net realizable value. In 2024 and 2023, the Company made purchases of $158,063 and $217,225, respectively. As of December 31, 2024 and 2023, the Company determined there was no reserve for obsolescence or impairment necessary.

Property and Equipment

Property and equipment consist of lab equipment, of which $9,669 and $4,284 were purchased in 2024 and 2023, respectively. Lab equipment has a useful life of five years. Depreciation is recorded on a straight-line basis. As of December 31, 2024, property and equipment, net of accumulated depreciation of $15,148 was $24,862. As of December 31, 2023, property and equipment, net of

accumulated depreciation of $8,377, was $21,964. Depreciation expense of $6,771 and $5,969 was recorded for the years ended December 31, 2024 and 2023, respectively.

Intangible Assets

The Company acquired certain intellectual property valued at $180,000 pursuant to an asset purchase agreement of a medical device company in 2019. The intellectual property consists of developed technology and has a useful life of five years and has been fully depreciated during the year. As of December 31, 2024 and 2023, intangible assets, net of accumulated amortization was $0 and $11,145, respectively. Amortization expense was $11,145 and $36,000 for the years ended December 31, 2024 and 2023, respectively.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets (amortizable intangible assets) for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2024 and 2023, no impairment was deemed necessary.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising Costs

Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, stock-based compensation, professional services, administrative expenditures, and information technology.

Research and Development Expenses

Costs related to the development of the Company's products are included in research and development expenses and are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity, whereas gains or losses resulting from foreign currency transactions are included in the results of operations. For the years ended December 31, 2024 and 2023, the foreign currency translation loss was de minimis.

Concentrations

The Company is dependent on third-party vendors to supply products for research and development activities. In particular, the Company relies on and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expenses in its statements of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent

uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all the years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items

outstanding as of December 31, 2024 and 2023 consist of outstanding options (Note 6).

Recently Adopted Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2017-04 on January 1, 2023 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Reclassification of Prior Period Balances

Certain balances in 2023 operating expenses have been reclassified to conform to the current year presentation.

NOTE 3: GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,106,278 and $1,624,936 for the years ended December 31, 2024 and 2023, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company had an accumulated deficit of $5,470,276 and a working capital deficit of $193,312. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4: LOAN PAYABLE, RELATED PARTY

In 2021, the Company entered into a line of credit with a related party for an aggregate purchase amount of $618,593, including $424,096 in proceeds and services paid of $194,497. The maximum

amount per line of credit was $500,000 but increased to $1,500,000 in 2023. The loan bears interest at 3% per annum. An amendment was made in January 2024 to extend the loan's maturity to March 31, 2025, or upon a change in control. Another amendment was made in July 2024 to extend the loan's maturity to March 31, 2026, or upon a change in control. The loans are convertible into the Company's Series A preferred stock at a conversion price of $2.00 per share at the election of the holder. The Company determined the fair value of the conversion feature was de minimis due to its short-term life, exercise price, and unlikelihood of exercise. The Company received proceeds of $450,000 in 2023 and $400,000 in 2024. As of December 31, 2024 and 2023, $1,495,589 and $1,095,589, respectively, remained outstanding. During 2024 and 2023, the Company incurred interest expense of $38,547 and $27,172, respectively. During the years ended December 31, 2024 and 2023, interest payments of $771 and $1,478 were made. As of December 31, 2024 and 2023, accrued interest related to this note was $80,177 and $42,401, respectively.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

As of December 31, 2024, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue 2,500,000 shares of preferred stock and 10,000,000 shares of common stock, par value $0.0001 per share. The preferred stock is designated as Series A preferred stock.

The holders of the preferred stock have the following rights and preferences:

<u>Voting</u>

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

The holders of common and preferred stock, voting together on an as-if-converted basis, shall be entitled to elect all members of the Board of Directors.

<u>Dividends</u>

In the event dividends are paid on any share of common stock, the Company shall pay an additional dividend or make a distribution on all outstanding shares of preferred stock in a per share amount equal (on an as-if-converted to common stock basis) to the amount paid or set aside for each share of common stock.

The original issue price of Series A preferred stock is $2.00 per share.

<u>Liquidation</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series A stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the original issue price plus all declared and unpaid dividends. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

As of December 31, 2024 and 2023, the total liquidation preference amounted to $2,015,000.

Conversion

Each share of preferred stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. The conversion price shall initially be the original issue price of the Series A preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2024 and 2023 each share outstanding of each series of preferred stock was convertible into shares of common stock on a one-for-one basis.

Each share of preferred stock is automatically convertible into common stock upon an initial public offering or a vote of the majority of Series A preferred stockholders.

Stock Transactions

In 2024 and 2023, the Company issued 0 and 170,000 shares of Series A preferred stock for proceeds of $0 and $340,000 ($2.00 per share), respectively.

In 2024, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (weighted average of $4.18 per share after bonus shares) and issued 161,657 shares of common stock for gross proceeds of $669,203 with offering costs of $72,664. The shares issued included 1,629 shares issued to StartEngine as broker compensation, valued at $9,284 and included in offering costs. A subscription receivable of $17,547 remained outstanding as of December 31, 2024 on this offering.

In 2023, the Company conducted a Regulation CF offering of its common stock at $5.70 per share (weighted average of $5.15 per share after bonus shares) and issued 159,522 shares of common stock for gross proceeds of $800,063, with offering costs of $108,007. The shares issued included 4,206 shares issued to StartEngine as broker compensation, valued at $23,975 and included in offering costs.

As of December 31, 2024 and 2023, there were 6,321,179 and 6,159,522 shares of common stock outstanding, respectively. As of both December 31, 2024 and 2023, there were 1,007,500 shares of preferred stock outstanding.

NOTE 6: STOCK-BASED COMPENSATION

Vita Imaging Inc. 2019 Stock Incentive Plan

The Company has adopted the Vita Imaging Inc. 2019 Stock Incentive Plan ("2019 Plan"), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights ("SARs") and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 1,500,000 shares as of December 31, 2024 and 2023.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award. Stock options comprise all

of the awards granted since the 2019 Plan's inception. As of December 31, 2024, there were 588,000 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over four years.

A summary of information related to stock options for the years ended December 31, 2024 and 2023 is as follows:

	Number of Options		Weighted Average Exercise	Weighted Average Contract Term		Intrinsic value
Outstanding at December 31, 2022	722,000	$	0.09	8.04	$	198,720
Granted	160,000		0.37	10.00		
Exercised	-		-	-		
Expired/Cancelled	-		-	-		
Outstanding at December 31, 2023	882,000	$	0.14	7.45	$	4,899,780
Exercisable Options at December 31, 2023	544,083	$	0.04	6.71	$	3,077,984
Outstanding at December 31, 2023	882,000	$	0.14	7.45		
Granted	30,000		0.37	10.00		
Exercised	-		-	-		
Expired/Cancelled	-		-	-		
Outstanding at December 31, 2024	912,000	$	0.15	6.54	$	5,059,680
Exercisable Options at December 31, 2024	714,083	$	0.09	6.07	$	4,004,784

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	December 31,	
Time Vesting	**2024**	**2023**
Expected life (years)	7	7
Risk-free interest rate	4.29%	3.48%
Expected volatility	67%	67%
Annual dividend yield	0%	0%

The total grant-date fair value of the options granted during the year ended December 31, 2024 and 2023 was $163,657 and $39,701, respectively. Stock-based compensation expense for stock options of $31,672 and $21,132 was recognized under FASB ASC 718 for the years ended December 31, 2024 and 2023, respectively, and included in general and administrative expenses and research and development expenses in the statements of operations.

Total unrecognized compensation cost related to non-vested stock option awards amounted to $205,602 as of December 31, 2024, which is expected to be recognized as follows:

2025	$	85,404
2026		59,754
2027		43,396
2028		17,048
	$	205,602

NOTE 7: COLLABORATION RESEARCH AND LICENSE AGREEMENT

In January 2020, the Company entered into a Collaborative Research Agreement (the "BC Cancer Agreement") with BC Cancer. Pursuant to the terms of the BC Cancer Agreement, the Company and BC Cancer agreed to collaborate by jointly conducting research activities related to the development and improvement of the Company's cancer detection device.

Under the first statement of work of the BC Cancer Agreement, the Company was obligated to pay CDN $228,362, including CDN $57,091 upon execution and the remaining payments in quarterly installments through September 30, 2020. The last payment per the initial agreement was then modified to be CDN $33,799. The contract period for the initial statement of work was January 1, 2020 through December 31, 2020.

In February 2021, the parties entered into an amendment to extend the BC Cancer Agreement for an additional contract period from February 2021 through January 31, 2022. Per the amendment, the Company was under obligation to pay CDN $135,195, including CDN $33,799 upon execution and the remaining payments in quarterly installments through November 2021. The amendment also agreed to a total amount owed of CDN $197,492 under the first statement of work, which was already paid in full. In August 2021, the parties entered into a second amendment to extend the quarterly payments owed through January 2022. In November 2022, the parties entered into a third amendment whereby the Company was under obligation to pay CDN $115,592 in quarterly payments through January 2023. In January 2023, the parties entered into a fourth amendment whereby the Company was under obligation to pay CDN $136,066 in quarterly payments through January 2024. In February 2025, the Company is negotiating the fifth amendment to extend the contract period from January 1, 2024, through December 31, 2025, for a total agreed amount of CDN $298,576. Under the proposed terms, CDN $149,288 will be payable upon execution, with the remaining balance to be paid in quarterly installments through September 2025.

In addition to the collaborative research plan, in July 2020 the Company entered into a license agreement ("BC License Agreement") with BC Cancer and the University of British Columbia ("UBC") whereby the Company was granted an exclusive, royalty-bearing and worldwide license to use and sublicense the BC Cancer technology and improvement for the purpose of developing, manufacturing, using, offering for sale, and selling the products in the field of use as defined in the license agreement. The license grants the Company rights to all clinical data and related patents. The term of the license agreement is twenty years or upon the patents' expiration.

Upon execution of the BC License Agreement, the Company was obliged to pay an initial license and documentation fee of CDN $25,000. The Company also agreed to pay for patent filing costs of $77,254.

Under the BC License Agreement, the Company is obligated to pay BC Cancer an annual royal equal to 2.5% of revenue, or a minimum annual royalty of CDN $25,000, whichever is greater in each year. If the Company pays a minimum of CDN $250,000 per year, inclusive of any collaborative research fees, royalties or contractual revenue, the minimum royalty payment will be waived. The Company will also pay UBC a royalty equal to 50% of sublicensing revenue.

The Company is obligated to pay UBC certain milestone payments, including $250,000 upon a merger, acquisition, or initial public offering valued less than $3.75 million and $750,000 if such event is valued greater than $3.75 million.

During the years ended December 31, 2024 and 2023, the Company recorded total research and development expenses of $18,782 and $120,484, respectively, in connection with the BC Cancer Agreement. These amounts include collaborative research fees, the initial license fee, a minimum royalty payment of CDN $25,000 and certain patent filing costs. As of December 31, 2024 and 2023, the Company had $78,156 and $120,485, respectively, included in accounts payable and accrued expenses pertaining to the BC Cancer Agreement and BC License Agreement.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to tax to accrual differences, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $1,009,605 and $1,170,905, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2024	2023
Deferred tax assets		
Net operating loss carryforwards	$ 1,009,605	$ 1,106,078
Other	-	64,827
Valuation allowance	(1,009,605)	(1,170,905)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended 2024 and 2023, cumulative losses through December 31, 2024, and no history of generating taxable income. Therefore, valuation allowances of $1,009,605 and $1,170,905 were recorded as of December 31, 2024 and 2023, respectively. Valuation allowance decreased by $161,300 during 2024. Deferred tax assets were calculated using the Company's combined effective tax rate, which is estimated to be 28.0%. The effective rate is reduced to 0% for 2023 and 2024 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. For the years ended December 31, 2024 and 2023, the Company had

net operating loss carryforwards available to offset future taxable income in the amounts of $3,611,924 and $3,957,064, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax position through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2024 tax years remain open to examination.

NOTE 9: RELATED PARTY TRANSACATIONS

Refer to Note 4 for details of the Company's related party loan payable.

NOTE 10: LEASES

In 2023, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. In January 2024, the Company amended the term of the lease agreement, extending the existing short-term lease to 24 months. This amendment qualifies the lease for accounting under ASC 842, and as a result, the related operating ROU asset and lease liability have been recognized on the balance sheet for the year ended December 31, 2024.

The Company used the prime rate at 8.5% per annum as the discount rate to measure the lease liability upon recognition of the operating ROU asset and lease liability in January 2024. The prime rate was considered appropriate as it reflects the rate the Company would have incurred for a similar borrowing over a comparable term. The remaining lease term as of December 31, 2024 was 0.42 year. Cash paid for amounts included in the measurement of ROU lease liability was $28,066 for the year ended December 31, 2024.

Lease costs for the years ended December 31, 2024 and 2023 and other qualitative disclosures were as follows:

	2024	2023
Operating lease under ASC 842	$ 28,164	$ -
Short-term lease	-	16,100
Total lease expenses	$ 28,164	$ 16,100

Minimum annual lease payments for the remainder of the term of the operating lease contract are as follows:

	2024
2025	$ 11,833
Unamoritzed interest	(247)
Present value of operating lease liability, current	$ 11,585

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: SUBSEQUENT EVENTS

Regulation Crowdfunding (Reg CF)

Subsequent to December 31, 2024, the Company received investments for 128,576 shares of common stock under its Regulation CF offering discussed in Note 5 for gross proceeds of $526,076, and incurred offering costs of $30,023.

Wefunder Listing Agreement

On April 6, 2025, the Company entered into a listing agreement with Wefunder Portal, LLC to offer securities under Regulation Crowdfunding. The agreement provides for a minimum raise of $50,000 and a maximum of $5,000,000 within 365 days from the agreement date.

Amendment and Restatement of the Certificate of Incorporation

On April 7, 2025, the Company's board of directors approved the filing of an amended and restated certificate of incorporation to (i) set the number of authorized shares of common stock to 10,000,000 shares, (ii) reduce the authorized number of Series A preferred stock to 2,140,000 shares, (iii) designate a new series of preferred stock as "Series A-1 preferred stock" and to authorize 360,000 shares of Series A-1 preferred stock with par value of $0.0001 per share, and (iv) establish the rights, preferences and privileges of the preferred stock.

Series A-1 Preferred Stock Financing

On April 7, 2025, the Company's board of directors approved the sale and issuance by the Company of up to 360,000 shares of its Series A-1 preferred stock at original issue price of $5.70 per share to various accredited investors pursuant to the terms and conditions set forth in the term sheet.

Stock-Based Compensation

On April 7, 2025, the Company granted 30,000 shares of common stock to one of the Company's consultants pursuant to the terms of its 2019 Stock Incentive Plan as discussed in Note 6.

Management's Evaluation

Management has evaluated subsequent events through April 7, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.